September 18, 2015

VIA EDGAR

Terence O’Brien

Tracie Mariner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medbox, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 26, 2015

File No. 0-54928

Ladies and Gentlemen:

Medbox, Inc., a Nevada corporation (the “Company”), is providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 2, 2015, which responded to our response letter dated August 4, 2015 (the “Initial Response Letter”). The Initial Response Letter responded to the comments from the Staff contained in your letter dated July 1, 2015.

For convenience of reference, the Staff’s comments are printed below in italics, and are followed by the corresponding response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21; Revenue, page 22

1. You have determined the deliverables under your sales arrangements (e.g. the acquisition of a machine, build-outs for the location) “each constitute a separate purchasing decision, and therefore are considered a separate arrangement for revenue recognition purposes.” Please provide us with a detailed analysis of your conclusion, addressing and analyzing the specific provisions in GAAP that are relevant, including ASC 605-25-25-3.

The Company has reviewed ASC 605-25-25-3, and does not believe it applies to our situation, as the paragraph refers to separate contracts which are entered into “at or near the same time [and] are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.” In the Company’s situation there was one contract entered into with a customer, which contained several products that the customer could purchase as each stage was completed.

The standard form of contract for most customers that was entered into during the years ended December 31, 2012 and 2011, called for the Company to consult, with regard to the customer’s application for a license to operate a dispensary for a fixed, nonrefundable consulting fee, and upon successfully receiving the license, the customer was to pay an additional $50,000 for the Medbox unit, and has the option to engage Medbox to perform the build-outs FOR the entire dispensary. For numerous customers located in Arizona that entered into contracts during the same period, for which revenue was recognized during 2013 and 2014, there were slightly different terms, as noted in our previous response of August 4, 2015.

As noted also in our response to Comment 2 of the Initial Response Letter:

“While the license to run a dispensary has stand-alone value, there would be no use for the Medbox machine, or the build-out services without the license. Therefore, they would not be considered as separate units of accounting, as defined in ASC 605-25-25-4 to 5. As there are not separate units of accounting, the Company did not need to allocate the consideration received under the contracts.”

Additionally, the revenues in 2013 from the Arizona contracts were all recognized under the completion of contract method, upon receipt of the certificate of occupancy issued by the Arizona department of health, which as we noted previously, was the point at which all revenue criteria had been meet. Therefore, measurement and recognition of separate units of accounting for multiple deliveries would not be relevant in our timing of revenue recognition.

Note 2- Summary of Significant Accounting Policies, page F-8; Revenue Recognition, page F-10

2. We have reviewed the proposed draft future disclosure in your response to prior comment. Please revise the disclosure to add detail to the discussion of the key terms of the contract and how they impact your recognition of revenue. For example:

•	Clarify the specific nature of significant consulting services provided and classified as “consulting fee revenues,” and when these services are typically performed. Clarify the revenue is recognized on a straight-line over the life of the contract. If not evident, provide explanation of why it is appropriate to use the straight-line method to recognize the upfront fee over the entire contract term.

•	Expand the discussion of your policy for dispensary unit sales to clarify how the timing of revenue recognition relates to the delivery and installation of the unit, as well as license approval. Discuss the consideration of key contract provisions including return rights, customer acceptance, and customer remedies.

•	Explain specifically what a “build-out” entails and delineate the specific services and functions you perform. Provide a summary of key contract terms and conditions relating to the build-outs, including the rights and obligations of both parties. Explain how these terms support your deferral of revenue recognition until issuance of a certificate of occupancy. Disclose your accounting treatment for unbilled costs and associated fees for this work. Explain the significance of the certificate of occupancy, as it relates to the payment terms of the contract.

As noted in our Form 10-K filed with the SEC on March 26, 2015, the Company is in a transition in business models. Under Medbox’s previous business model, the Company contracted with customers to obtain a license for a medical marijuana dispensary, find an approved site, build-out a dispensary, install a Medbox machine and obtain final approval from municipal authorities to open the newly constructed facility. In most jurisdictions, laws and regulations were still evolving which created unforeseen delays in the process. In some cases, under the old model, Medbox refunded fees paid by clients because changes in regulations precluded the Company from delivering operating dispensaries to clients. The last contract for the previous business model that included a one- time sale of a completed dispensary was recognized as revenue upon issuance of a certificate of occupancy in September, 2013.

It is important to note our new business model does not contemplate the one time sale of a dispensary with the related license to operate a dispensary or a one-time sale of a license. Under our current model, an affiliate of Medbox obtains the license to operate a dispensary or cultivation center, we engage an independent third party operator to operate the facility and a Medbox affiliate retains the license. In some cases, Medbox will hold the real estate by fee simple ownership or as part of a leasehold and we receive rental income and/or consulting revenue that is recognized as revenue in accordance with the lease or consulting arrangement.

Therefore, the revenue recognition policy is also in transition, and for filings which will include revenue contracts entered into after December 2013 the disclosures will be updated, and the current 2014 disclosures will not necessarily be relevant going forward.

Please see below the clarifications to the revenue recognition policy that the Company intends to include in Note 2 of its financial statements on a going forward basis, based on your comments above:

“Consulting fee revenues and build-outs

Consulting fee revenues is a consistent component of our current and anticipated future revenues and is negotiated at the time we enter into a contract. Consulting revenue consists of providing ongoing consulting services over the life of the contract, to the established business in the areas of regulatory compliance, security, operations and other matters to operate the dispensary. The majority of the consulting fees arise from the upfront, non-refundable consulting fee in our standard contract, and is recognized using the straight line method over the life of the contract. Consulting fee revenue is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) sales price is fixed and determinable and 4) collectability is reasonably assured.

Revenue for the build-outs of the dispensary, if the customer chooses to have it performed by the Company, is recognized after issuance of a certificate of occupancy for the newly completed facility. This consists of a complete interior build-out of the retail store front including necessary construction (not to include installation of plumbing, electrical, HVAC systems and masonry), furniture fixtures and security system.

Due to the uncertainties inherent in the emerging industry, the Company deferred recognition of revenue for sale of completed dispensaries with licenses until the issuance of a certificate of occupancy by the municipality. The certificate of occupancy is the final approval to open a dispensary in the customer’s community, at which time all criteria for revenue recognition, including delivery and acceptance, has been met. Additionally, at the time of the issuance of the certificate of occupancy, under the contract terms, all payments owed by the customer have been received by the Company.

Unbilled costs and associated fees related to the build-outs are recorded in inventory and subject to valuation testing at each quarter end for net realizable value (lower of cost or market) and collectability”

Please note, upon review of the disclosure, the Company has determined the revenue from dispensary unit sales disclosure is covered in “Other revenue”, location sales, which is the next section in our proposed revenue recognition disclosure as set forth in our previous response letter, dated August 4, 2015. The disclosure on dispensary unit sales will therefore be removed from this section.

With regard to the final bullet above, please note that the previous contracts, which will not be used going forward, do not have key terms as to the build-outs, nor rights and obligations, but solely include a discussion that if the applicant so desires, the Company will perform the build-outs. Some contracts include a general description of what the build-out will consist of such as a complete interior build-out of the retail store front including necessary construction (not to include installation of plumbing, electrical, HVAC systems and masonry), furniture fixtures and security system, as described in the footnote disclosure above, while others do not.

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If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 323-848-7278.

Very truly yours,

/s/ C. Douglas Mitchell

C. Douglas Mitchell
Chief Financial Officer